c/o Zhejiang Tantech Bamboo Technology Co., Ltd s No. 10 Cen Shan Road, Shuige Industrial Zone s

Lishui City, Zhejiang Province s People’s Republic of China s Phone: +86-578-226-2305

February 11, 2015

Pamela A. Long, Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549-4631

Re:	Tantech Holdings Ltd
Amendment No. 5 to Registration Statement on Form F-1
Filed: February 6, 2015
File No.: 333-198788

Dear Ms. Long:

On behalf of Tantech Holdings Ltd (the “Registrant”) and in response to the Staff’s oral comments provided on February 10, 2015, we are writing to supply additional information and to indicate the changes that have been made in the enclosed Sixth Amendment to Registration Statement on Form F-1 (the “Sixth Amendment”). Capitalized terms used herein shall have the meanings ascribed to them in the Sixth Amendment unless otherwise defined herein. We have also enclosed two redlined copies of the Sixth Amendment compared against the Fifth Amendment to the Registration Statement for your review.

Executive Compensation, Summary Compensation Table, page 114

1.	Please revise the Summary Compensation Table to correct the titles of the members of management for whom compensation is disclosed.

We have revised the Sixth Amendment as requested to provide the corrected titles.

2.	Please clarify the compensation of Mr. Zaihua Chen as the information provided does not appear to reflect the terms of his employment agreement as disclosed on page 115.

We have revised the Sixth Amendment as requested to clarify the components of Mr. Chen’s compensation. We have corrected the Summary Compensation Table to reflect a bonus to Mr. Chen in 2014. In addition, we have added a revised footnote 5 to the Summary Compensation Table, which reconciles his compensation to the terms of his employment agreement and reads as follows:

From January 1, 2013 through June 30, 2013, Mr. Chen had an employment agreement at a contemplated annual salary of approximately $80,669. For the first half of 2013, he earned 90% of the prorated portion of this contract in agreement with the company ($36,301). The remaining 10% was paid in 2014. Beginning July 1, 2013, Mr. Chen’s employment agreement was amended, and he was entitled to approximately $24,200 per year annual salary, plus profit sharing associated with EDLC products, as described below. Mr. Chen did not receive a bonus in 2013, as our EDLC business was not profitable that year.

In 2014, Mr. Chen’s base salary was increased by 5% to approximately $25,639, and he received the amount not paid in 2013 (approximately $4,070, due to different currency exchange rates). In addition, the EDLC business was successful, resulting in a bonus payment of approximately $6,105 to Mr. Chen.

Thank you in advance for your assistance in reviewing this response and the Sixth Amendment.

Should you have any questions with respect to the above responses, please contact me.

Sincerely,

/s/ Ningfang Liang
Ningfang Liang